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Exhibit 12

THE DAYTON POWER AND LIGHT COMPANY
SEC COVERAGE RATIOS

Ratio of Earnings to Fixed Charges (SEC METHOD):

	For the twelve months ended March 31,		For the years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Fixed Charges:
Interest on First Mortgage Bonds	$30,708	$38,780	$30,351	$42,093	$42,539	$42,557	$42,591
Other Interest Expense	13,220	12,864	14,082	9,732	11,025	18,939	30,129
Interest Component of Rentals	75	134	74	117	117	134	160

Total Fixed Charges	$44,003	$51,778	$44,507	$51,942	$53,681	$61,630	$72,880
Earnings:
Net Income (before Preferred dividends and Extraordinary Item)	$200,416	$222,760	$209,062	$239,392	$245,549	$233,527	$291,007
Plus: Income Taxes	118,060	148,470	120,754	150,388	151,639	141,245	179,707
Fixed Charges (defined above)	44,003	51,778	44,507	51,942	53,681	61,630	72,880

Total	$362,479	$423,009	$374,323	$441,721	$450,869	$436,402	$543,594
Ratio=Earnings	$362,479	$423,009	$374,323	$441,721	$450,869	$436,402	$543,594

Fixed Charges	$44,003	$51,778	$44,507	$51,942	$53,681	$61,630	$72,880
Ratio of Earnings to Fixed Charges—(SEC Method)	8.24	8.17	8.41	8.50	8.40	7.08	7.46

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  Exhibit 12